Supplemental Material for Financial Results for FY2013 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2012												FY2013								FY2013
	1Q (2011/4-6)		2Q (2011/7-9)		3Q (2011/10-12)		9 months (2011/4-12)		4Q (2012/1-3)		12 months (’11/4-’12/3)		1Q (2012/4-6)		2Q (2012/7-9)		3Q (2012/10-12)		9 months (2012/4-12)		Forecast 12 months (’12/4-’13/3)
Vehicle Production (thousands of units)	1,189		1,884		1,952		5,025		2,410		7,435		2,236		2,164		2,028		6,428		—
(Japan) – including Daihatsu & Hino	556		1,015		1,104		2,675		1,266		3,940		1,105		1,100		946		3,151		—
[Daihatsu]	[122	]	[162	]	[193	]	[477	]	[214	]	[690	]	[208	]	[191	]	[162	]	[561	]	[—	]
[Hino]	[23	]	[29	]	[34	]	[86	]	[45	]	[131	]	[35	]	[34	]	[35	]	[104	]	[—	]
(Overseas) – including Daihatsu & Hino	633		869		848		2,350		1,144		3,495		1,131		1,064		1,082		3,277		—
[Daihatsu]	[42	]	[52	]	[52	]	[146	]	[55	]	[202	]	[56	]	[54	]	[57	]	[168	]	[—	]
[Hino]	[1	]	[4	]	[3	]	[8	]	[4	]	[12	]	[4	]	[5	]	[5	]	[14	]	[—	]
North America	188		276		367		831		443		1,275		451		391		398		1,240		—
Europe	75		78		109		263		120		383		102		78		87		267		—
Asia	280		411		274		965		477		1,441		470		478		488		1,436		—
Central and South America	36		35		42		114		38		152		44		48		57		150		—
Oceania	21		28		20		68		24		93		24		30		23		76		—
Africa	33		41		36		109		42		151		40		39		29		108		—
Vehicle Sales (thousands of units)	1,221		1,805		1,969		4,995		2,357		7,352		2,269		2,247		2,113		6,629		8,850
(Japan) – including Daihatsu & Hino	292		505		561		1,357		714		2,071		577		615		476		1,668		2,250
[Daihatsu]	[107	]	[139	]	[152	]	[398	]	[199	]	[597	]	[182	]	[164	]	[126	]	[473	]	[660	]
[Hino]	[5	]	[11	]	[10	]	[26	]	[11	]	[37	]	[9	]	[11	]	[11	]	[31	]	[40	]
(Overseas) – including Daihatsu & Hino	929		1,300		1,408		3,638		1,643		5,281		1,692		1,632		1,637		4,961		6,600
[Daihatsu]	[40	]	[50	]	[47	]	[137	]	[48	]	[185	]	[46	]	[47	]	[46	]	[139	]	[190	]
[Hino]	[16	]	[21	]	[22	]	[60	]	[30	]	[90	]	[29	]	[28	]	[28	]	[85	]	[110	]
North America	276		413		579		1,268		604		1,872		663		598		604		1,865		2,450
Europe	174		187		219		580		218		798		209		203		191		603		820
Asia	259		355		279		894		433		1,327		418		421		428		1,267		1,710
Central and South America	52		75		84		211		78		289		86		100		87		273		360
Oceania	34		61		61		156		67		223		67		63		70		200		270
Africa	40		55		62		157		57		214		62		68		62		192		260
Middle East	91		152		123		366		184		550		186		177		194		557		730
Other	3		2		1		6		2		8		1		2		1		4		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,616		2,058		2,174		5,849		2,485		8,334		2,485		2,431		2,345		7,262		—
Housing Sales (units)	879		1,562		1,436		3,877		1,822		5,699		930		1,494		1,485		3,909		6,000

Supplemental 1

Supplemental Material for Financial Results for FY2013 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2012						FY2013				FY2013
	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	9 months (2011/4-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	9 months (2012/4-12)	Forecast 12 months (’12/4-’13/3)
Foreign Exchange Rates
Yen to US Dollar Rate	82	78	77	79	79	79	80	79	81	80	as premise: 81
Yen to Euro Rate	117	110	104	111	104	109	103	98	105	102	as premise: 104
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	37.7	44.8	48.2	44.3	47.7	45.5	48.9	48.8	49.3	49.0	approximately: 49.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	37.1	42.9	45.8	42.5	44.5	43.2	45.1	45.2	44.8	45.0	—
Number of Employees (Note 1)	322,046	322,809	324,747	324,747	325,905	325,905	328,762	330,189	331,876	331,876	—
Net Revenues (billions of yen)	3,441.0	4,574.9	4,865.2	12,881.1	5,702.5	18,583.6	5,501.5	5,406.7	5,318.7	16,227.1	21,800.0
Geographic Information
Japan	1,784.5	2,869.0	3,024.2	7,677.7	3,489.6	11,167.3	3,242.2	3,163.9	2,976.2	9,382.5	—
North America	853.5	1,085.7	1,379.5	3,318.9	1,432.9	4,751.8	1,592.8	1,450.9	1,525.0	4,568.7	—
Europe	459.9	499.2	527.0	1,486.1	507.8	1,993.9	512.0	497.5	508.3	1,517.9	—
Asia	700.0	827.3	704.2	2,231.3	1,102.9	3,334.2	1,073.6	1,088.2	1,112.5	3,274.4	—
Other	368.8	455.3	460.2	1,284.2	475.9	1,760.1	483.4	500.8	530.3	1,514.6	—
Elimination	-725.7	-1,161.6	-1,229.9	-3,117.1	-1,306.7	-4,423.9	-1,402.7	-1,294.8	-1,333.8	-4,031.3	—
Business Segment
Automotive	3,060.8	4,183.1	4,471.4	11,715.5	5,279.0	16,994.5	5,120.1	5,008.7	4,889.2	15,018.0	—
Financial Services	285.8	271.0	271.5	828.2	272.0	1,100.3	274.4	272.0	301.3	847.7	—
All Other	190.5	255.2	272.2	717.8	331.0	1,048.9	243.2	252.6	262.0	758.0	—
Elimination	-96.1	-134.4	-149.9	-380.4	-179.6	-560.1	-136.2	-126.6	-133.8	-396.8	—
Operating Income (billions of yen)	-108.0	75.4	149.6	117.1	238.5	355.6	353.1	340.6	124.7	818.5	1,150.0
(Operating Income Ratio) (%)	(-3.1)	(1.6)	(3.1)	(0.9)	(4.2)	(1.9)	(6.4)	(6.3)	(2.3)	(5.0)	(5.3)
Geographic Information
Japan	-206.6	-69.3	-30.5	-306.4	99.4	-207.0	107.1	143.7	15.6	266.4	—
North America	28.9	32.5	90.3	151.8	34.5	186.4	117.6	64.9	-17.1	165.4	—
Europe	-7.5	5.6	10.4	8.5	9.2	17.7	3.4	8.6	9.2	21.3	—
Asia	60.1	70.4	40.5	171.0	85.7	256.7	101.5	92.9	91.7	286.3	—
Other	21.0	37.1	37.9	96.0	12.8	108.8	27.1	31.5	32.3	91.0	—
Elimination	-3.9	-0.9	1.0	-3.8	-3.3	-7.1	-3.7	-1.2	-7.1	-12.1	—
Business Segment
Automotive	-202.5	-7.5	57.1	-152.8	174.5	21.6	258.6	239.3	43.7	541.7	—
Financial Services	94.6	76.4	83.5	254.5	51.9	306.4	86.7	87.7	69.0	243.5	—
All Other	-2.0	9.9	15.3	23.2	18.8	42.0	9.3	13.1	15.4	37.8	—
Elimination	1.9	-3.4	-6.3	-7.8	-6.7	-14.5	-1.6	0.3	-3.4	-4.7	—
Income before Income Taxes (billions of yen)	-80.5	79.1	198.6	197.2	235.6	432.8	415.2	379.3	131.2	925.7	1,290.0
(Income before Income Taxes Ratio) (%)	(-2.3)	(1.7)	(4.1)	(1.5)	(4.1)	(2.3)	(7.5)	(7.0)	(2.5)	(5.7)	(5.9)
Equity in Earnings of Affiliated Companies (billions of yen)	40.2	39.3	55.6	135.2	62.5	197.7	71.3	52.5	58.1	182.0	—
Net Income(Note 2) (billions of yen)	1.1	80.4	80.9	162.5	121.0	283.5	290.3	257.9	99.9	648.1	860.0
(Net Income Ratio) (%)	(0.0)	(1.8)	(1.7)	(1.3)	(2.1)	(1.5)	(5.3)	(4.8)	(1.9)	(4.0)	(3.9)
Shareholder Return
Cash Dividends(Note 3) (billions of yen)	—	62.7	—	62.7	95.0	157.7	—	95.0	—	95.0	—
Cash Dividends per Share (yen)	—	20	—	20	30	50	—	30	—	30	—
Payout Ratio (%)	—	76.9	—	—	47.0	55.6	—	17.3	—	—	—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	—

Supplemental 2

Supplemental Material for Financial Results for FY2013 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2012						FY2013				FY2013
	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	9 months (2011/4-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	9 months (2012/4-12)	Forecast 12 months (’12/4-’13/3)
R&D Expenses (billions of yen)	186.5	190.8	190.3	567.6	212.2	779.8	197.4	210.0	198.6	606.0	810.0
Depreciation Expenses(Note 4) (billions of yen)	168.9	188.3	187.0	544.4	188.5	732.9	167.7	175.9	182.3	526.0	740.0
Geographic Information
Japan	98.9	118.8	117.4	335.2	118.1	453.3	95.8	105.8	109.1	310.8	440.0
North America	35.1	34.3	36.2	105.6	36.4	141.9	36.1	35.8	36.3	108.2	150.0
Europe	13.4	13.5	13.4	40.4	10.7	51.1	12.6	11.7	11.5	36.0	50.0
Asia	12.8	12.9	12.4	38.1	14.7	52.8	14.9	14.2	15.8	44.9	60.0
Other	8.7	8.8	7.6	25.1	8.4	33.6	8.1	8.2	9.4	25.9	40.0
Capital Expenditures(Note 4) (billions of yen)	116.4	147.3	154.8	418.7	288.0	706.7	139.6	179.6	211.5	530.8	850.0
Geographic Information
Japan	54.3	68.3	82.9	205.7	162.7	368.4	64.7	93.1	92.5	250.5	400.0
North America	18.3	14.2	18.4	50.9	25.8	76.7	31.0	28.3	32.8	92.3	140.0
Europe	4.4	7.8	5.2	17.4	8.7	26.1	7.1	10.9	10.7	28.7	40.0
Asia	25.0	34.0	31.5	90.5	58.1	148.5	24.1	38.7	65.1	128.0	220.0
Other	14.4	23.0	16.8	54.2	32.6	86.8	12.4	8.5	10.2	31.2	50.0
Total Liquid Assets(Note 5) (billions of yen)	4,779.6	4,702.1	4,683.9	4,683.9	4,968.1	4,968.1	5,087.7	5,093.7	5,378.6	5,378.6	—
Total Assets (billions of yen)	29,284.8	28,387.5	28,761.6	28,761.6	30,650.9	30,650.9	30,029.7	30,100.6	32,157.0	32,157.0	—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,241.0	10,016.4	10,023.8	10,023.8	10,550.2	10,550.2	10,510.2	10,738.8	11,261.7	11,261.7	—
Return on Equity(Note 2) (%)	0.0	3.2	3.2	2.1	4.7	2.7	11.0	9.7	3.6	7.9	—
Return on Asset(Note 2) (%)	0.0	1.1	1.1	0.7	1.6	0.9	3.8	3.4	1.3	2.8	—
Number of Consolidated Subsidiaries	—	—	—	—	—	507	—	—	—	—	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	57	—	—	—	—	—

Analysis of Consolidated Net Income for FY2013(Note 2) (billions of yen, approximately)	3Q (2012/10-12)	9 months (2012/4-12)
Marketing Efforts	80.0	660.0
Effects of Changes in Exchange Rates	50.0	-10.0
Cost Reduction Efforts	90.0	320.0
From Engineering	75.0	275.0
From Manufacturing and Logistics	15.0	45.0
Increases in Expenses, etc.	-220.0	-240.0
Other	-24.9	-28.7
(Changes in Operating Income)	-24.9	701.3
Non-operating Income	-42.4	27.1
Equity in Earnings of Affiliated Companies	2.5	46.8
Income Taxes, Net Income Attributable to the Noncontrolling Interest	83.7	-289.7
(Changes in Net Income)(Note 2)	18.9	485.6

Supplemental 3